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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                              SAFLINK CORPORATION
                     (FORMERLY THE NATIONAL REGISTRY INC.)
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   63735L 10 3
                                   -----------
                                 (CUSIP Number)

                            Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                           Washington, D.C. 20006-4078
                                 (202) 452-7000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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CUSIP No. 63735L 10 3
---------------------

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(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership           Crystal Diamond, Inc.               Roy M. Speer
     88-0224372              88-0223159                          ###-##-####

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(2)  Check the Appropriate Box if a Member                            (a) [X]
     of a Group (See Instructions)                                    (b) [ ]

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(3)  SEC Use Only

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(4)  Source of Funds
                                       WC

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(5)  Check Box if Disclosure of Legal Proceedings                         [ ]
     is Required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States

--------------------------------------------------------------------------------
Number of Shares                      (7)  Sole Voting Power
Beneficially Owned                         0
by Each Reporting                     ------------------------------------------
Person With                           (8)  Shared Voting Power
                                           14,015,431 by each person
                                      ------------------------------------------
                                      (9)  Sole Dispositive Power
                                           0
                                      ------------------------------------------
                                      (10) Shared Dispositive Power
                                           11,680,805 by each person
                                      ------------------------------------------
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                       14,015,431 shares by each reporting person

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(12) Check Box if the Aggregate Amount in Row (11)                        [X]
     Excludes Certain Shares

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(13) Percent of Class Represented by Amount in Row (11)

                                      63.3%

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(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN


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       RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal
Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on March 20, 1995, and as amended by amendment no. 1 filed on April 20, 1995, amendment no. 2 filed on December 23, 1998 and amendment no.3 filed on June 30, 1999 (as amended the "Schedule 13D") with respect to the Common Stock, par value $.01 per share, of SAFLINK CORPORATION, formerly The National Registry Inc., a Delaware corporation ("SAFLINK" or "NRI").

ITEM 4.  PURPOSE OF TRANSACTION.

       The Schedule 13D is amended by adding the following to the end of Item 4:

On November 9, 1999, RMS acquired One Hundred Thousand (100,000) shares of Series D Preferred Stock ("Series D Stock"), par value $.01 per share, from SAFLINK pursuant to a Subscription Agreement dated as of the same date. In consideration for the shares of Series D Stock, RMS paid SAFLINK Five Million Dollars ($5,000,000). RMS may, upon its election, at any time after the date of issue ("Original Issue Date") of the Series D Stock, convert such shares of Series D Stock into shares of Common Stock of SAFLINK. Each share of Series D Stock will be converted into Common Stock automatically on the fifth anniversary of the Original Issue Date to the extent it is not converted or redeemed prior to that date. Each share of Series D Stock will be converted into a whole number of shares of Common Stock determined by dividing the initial liquidation preference plus any accumulated and unpaid dividends, divided by the conversion price. The conversion price is $1.39 per share and is subject to adjustment based on customary anti-dilution provisions. The 100,000 shares of Series D Stock is currently convertible into 3.6 million shares of Common Stock.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

            The Schedule 13D is amended by replacing Item 5 with the following:

            (a) RMS owns of record 11,680,805 shares of Common Stock. Also, as a result of the First Amended and Restated Voting Agreement, RMS may be deemed the beneficial owner of the 583,333 shares of SAFLINK Common Stock and options to acquire 92,917 additional shares of Common Stock which are beneficially owned by Mr. Forstmann and the 100,000 shares of Common Stock which are beneficially owned by Mrs. Forstmann and the 1,308,377 shares of Common Stock and options to acquire 249,999 additional shares of Common Stock which are beneficially owned by Mr. Santangelo. As a result of the relationships described in Item 2 of the
Schedule 13D, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to beneficially own 14,015,431 shares of Common Stock each.

            As of November 8, 1999, SAFLINK would have 22,111,155 shares of common stock outstanding assuming the issuance of the Common stock upon conversion of the shares of Series D Stock. RMS, therefore, is the beneficial owner of 63.3% of the outstanding Common Stock of SAFLINK. In addition, SAFLINK has 100,000 shares of Series A Preferred Stock outstanding, all of which stock is held by Home Shopping Network, Inc. If all of the Series A Preferred Stock were converted into Common Stock, RMS would be deemed to own beneficially 63.1% of SAFLINK's outstanding Common Stock. None of RMS, Crystal Diamond, or Speer has the power either directly or indirectly to cause the conversion of the Series A Preferred Stock into Common Stock. RMS, Speer and Crystal Diamond disclaim any beneficial interest in the HSN Securities.

            (b) RMS will share with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock beneficially owned by RMS. RMS will also share with Mr. and Mrs. Forstmann the power to vote or direct the vote of the Common Stock owned by each of them. Mr. Santangelo has orally agreed to permit RMS to direct the voting of the shares of Common Stock beneficially owned by him.

            (c) Except as set forth herein, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has effected any transaction in shares of the Common Stock during the past 60 days.

            (d) No person other than RMS, Crystal Diamond and Mr. Speer is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned of record by RMS. RMS, Crystal Diamond and Mr. Speer have no right to receive or to direct the receipt of dividends from or the proceeds from the sale of any securities of the Company beneficially owned by either Mr. Forstmann or Mr. Santangelo including any shares of Common Stock with respect to which RMS, Crystal Diamond and Speer may be deemed to be a beneficial owner by virtue of the Voting Agreement.


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                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 1999                            RMS LIMITED PARTNERSHIP,
                                             a Nevada limited partnership

                                             /s/ C. Thomas Burton, Jr.
                                             -----------------------------------
                                             C. Thomas Burton, Jr., President of
                                             Crystal Diamond, Inc., the Managing
                                             General Partner of RMS Limited
                                             Partnership


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                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 1999                            CRYSTAL DIAMOND, INC.
                                             a Nevada corporation

                                             /s/ C. Thomas Burton, Jr.
                                             -----------------------------------
                                             C. Thomas Burton, Jr.
                                             President






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                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 1999                            /s/ Roy M. Speer
                                             -----------------------------------
                                             Roy M. Speer








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